Mail Stop 4561

November 2, 2007

VIA U.S. MAIL

Graham Alexander
Chief Executive Officer and Chief Financial Officer
Rancho Santa Monica Developments Inc.
3104 Sunnyhurst Road
North Vancouver, BC, Canada V7K 2G3

> **Re: Rancho Santa Monica Developments Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **November 30, 2006**
> **Filed February 14, 2007**
> **Form 10-QSB for Quarterly Period Ended**
> **August 31, 2007**
> **Filed October 15, 2007**
> **File No. 000-51376**

Dear Mr. Alexander:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended November 30, 2006

Financial Statements

Balance Sheets, page F-4

1.   We note you list your note payable outside of your current liabilities. As
        disclosed on page F-10, this note payable was due on November 29, 2006 and is
        unpaid as of the end of the fiscal year. Please tell us why you believe it was not
        necessary to include this line item with your current liabilities or revise your
        financial statements to reclassify this amount.

2.   We note you have an equity item called subscriptions receivable. It appears that
        the cash was received prior to your fiscal year end; thus, the title of this line item
        appears to be misleading. Please confirm to us that the company had indeed
        received the cash prior to year end and explain to us why there were delays in
        issuing the common stock. If indeed the funds were received prior to year end,
        please amend your financial statements to more accurately characterize these
        amounts.

3.   We note some balances on your Balance Sheets are not consistent with the
        balances on your Statement of Stockholders' Equity. Further, some subtotals on
        your Balance Sheets are not clerically accurate. Please revise your financial
        statements for consistency and clerical accuracy.

Statements of Operations, page F-5

4.   We note you have recorded interest expense. It does not appear that you have
        capitalized any interest expense during development. Please tell us how you have
        complied with SFAS 34, or tell us why you believe it was not necessary to
        capitalize this interest.

Statements of Cash Flows, page F-6

5.   We note you do not include subtotals for cash flows used (provided) by investing
        activities and financing activities. In addition, your financing activity is not
        consistent with the activity on the Statement of Stockholders' Equity; specifically,
        you issued shares for $33,275, as opposed to $4,775, and you have received
        subscriptions of $68,043, as opposed to $96,543. Also, your cash at November
        30, 2006 does not agree to the cash on the Balance Sheets. Please revise your
        Statements of Cash Flows accordingly.

Notes to the Financial Statements

Note 4. Note Payable, page F-10

6.   We note you are no longer accruing interest for your note payable. Please tell us
        why it is no longer necessary to accrue interest on this note payable after
        November 21, 2006. Additionally, please tell us why it was appropriate to start
        recording interest expense during the third quarter of 2007.

Exhibit 31.1

7.   We note your certifications do not comply with the content of the certifications
        required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we
        note you have included the title of the certifying individual at the beginning of the
        certification, you have not identified the small business issuer in paragraph 1, you
        have replaced the words "small business issuer" with "registrant," you have
        modified the Exchange Act reference in the introductory language in paragraph 4,
        and you have deleted "(the small business issuer's fourth fiscal quarter in the case
        of an annual report)." Please revise your certifications in future filings to comply
        with the Exchange Act Rules.

Form 10-QSB for the quarterly period ended August 31, 2007

Financial Statements

Report of Independent Registered Public Accounting Firm

8.   We note your auditors provided a review report. We note your auditors did not
        include an identification of the country of origin of the generally accepted
        accounting principles. Please tell us how you have complied with AU Section
        722.37(g), or revise.

Balance Sheets

9.   We note you have a line item for currency translation adjustment. Please tell us
        the nature of this line item. Please cite the specific accounting literature relied
        upon.

Notes to the Financial Statements

Note 2. Property

10.   We note that you are depreciating your property over a 40 year period, which commenced in the third quarter of 2007. Please tell us what portion of your property and equipment was allocated to land and whether or not you have excluded this amount from your calculation of depreciation. Also, please tell us how you determined 40 years was an appropriate useful life for all of your property. In your response, please address the nature of the items capitalized.

Item 2. Management's Discussion and Analysis or Plan of Operation

Recent Corporate Developments

11.   We note your disclosure of the impact of Hurricane Dean on your property. Please tell us why management has not accrued a loss contingency as a result of the hurricane and whether or not management determined that the property was impaired as a result and their basis for such conclusion.

Item 6. Exhibits and Reports on Form 8-K.

Exhibit 31.1

12.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have omitted a conformed signature. Please revise your certifications in future filings to comply with the Exchange Act Rules.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief